ITUS CORPORATION

12100 Wilshire Boulevard, Suite 1275

Los Angeles, CA 90025

April 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo

Re:

ITUS Corporation

Registration Statement on Form S-3

File No. 333-217060

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ITUS Corporation (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Standard Time on Monday, April 10, 2017, or as soon as practicable thereafter.

Very truly yours,

/s/ Robert A. Berman

Name: Robert A. Berman

Title: President and Chief Executive Officer